Exhibit 99.1

ARMATA PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Armata Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Armata Pharmaceuticals, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued clinical trial expenses and related research and development costs
Description of the Matter

During 2025, the Company incurred $23.7 million for research and development costs and as of December 31, 2025, the Company recorded $0.1 million for accrued clinical trial expenses. As described in Note 3 of the consolidated financial statements, the Company records accruals for estimated ongoing research and development costs, comprising payments for work performed by third party contractors, laboratories, participating clinical trial sites, and others. The Company accrues for the estimated ongoing clinical trial site costs based on patient enrollment and progress of the trial.

Auditing management's accounting for accrued clinical trial expenses and related research and development costs is especially challenging as evaluating the progress or stage of completion of the activities under the Company's research and development agreements is dependent upon a high volume of data from third-party service providers and internal clinical personnel, which is tracked in spreadsheets and other end user computing programs.

How We Addressed the Matter in Our Audit

To test the completeness of the Company's accrued clinical trial expenses and related research and development costs, we obtained supporting evidence of the research and development activities performed for significant clinical trials. To assess the appropriate measurement of accrued clinical trial expenses and related research and development costs, our audit procedures included, among others, obtaining and inspecting significant agreements and agreement amendments, evaluating the Company's documentation of trial timelines and future projections of trial progress, confirming amounts incurred to-date with third-party service providers, and testing a sample of transactions and comparing the costs against related invoices and contracts. We also tested a sample of subsequent payments to evaluate the completeness of the accrued expenses and compared the results to the current year accrual.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Diego, California

March 25, 2026

Armata Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$8,688	$9,291
Prepaid expenses and other current assets	1,508	1,273
Other receivables	472	744
Total current assets	10,668	11,308
Restricted cash	5,390	5,480
Property and equipment, net	12,194	13,241
Operating lease right-of-use asset	33,911	41,687
In-process research and development	10,256	10,256
Goodwill	3,490	3,490
Other assets	973	975
Total assets	$76,882	$86,437

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable and accrued liabilities	$1,705	$2,055
Accrued compensation	2,191	2,280
Term debt, current	—	38,954
Current portion of operating lease liabilities	4,564	4,431
Other current liabilities	487	529
Total current liabilities	8,947	48,249
Convertible Loan, non-current	153,860	32,897
Term debt, non-current	103,061	22,539
Operating lease liabilities, net of current portion	26,533	27,694
Deferred tax liability	3,077	3,077
Total liabilities	295,478	134,456

Commitments and contingencies (Note 12)
Stockholders’ deficit
Common Stock, $0.01 par value; 217,000,000 shares authorized; 36,431,444 and 36,183,067 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	364	362
Additional paid-in capital	282,574	279,354
Accumulated deficit	(501,534)	(327,735)
Total stockholders’ deficit	(218,596)	(48,019)
Total liabilities and stockholders’ deficit	$76,882	$86,437

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024
Grant and award revenue	$4,904	$5,174
Operating expenses
Research and development	23,717	34,426
General and administrative	12,409	13,184
Impairment expense	5,412	—
Total operating expenses	41,538	47,610
Operating loss	(36,634)	(42,436)
Other income (expense)
Interest income	388	697
Interest expense	(16,590)	(10,742)
Change in fair value of the Convertible Loan	(120,963)	31,399
Gain on debt and the Convertible Loan extinguishments	—	2,166
Total other income (expense), net	(137,165)	23,520
Net loss	$(173,799)	$(18,916)
Per share information:
Net loss per share, basic	$(4.80)	$(0.52)
Weighted average shares outstanding, basic	36,239,253	36,160,848
Net loss per share, diluted	$(4.80)	$(0.89)
Weighted average shares outstanding, diluted	36,239,253	59,059,971

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Stockholders’ Deficit

(in thousands, except share data)

	Stockholders’ Deficit
	Common Stock
			Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2023	36,122,932	$361	$276,393	$(308,819)	$(32,065)
Exercise of stock options	37,282	1	129	—	130
Withholdings for taxes related to net share settlement of equity awards	(4,222)	—	—	—	—
Issuance of Common Stock upon release of restricted stock units, net of tax withholdings	27,075	—	(61)	—	(61)
Stock-based compensation expense	—	—	2,893	—	2,893
Net loss	—	—	—	(18,916)	(18,916)
Balances, December 31, 2024	36,183,067	$362	$279,354	$(327,735)	$(48,019)

	Stockholders’ Deficit
	Common Stock
			Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2024	36,183,067	$362	$279,354	$(327,735)	$(48,019)
Exercise of stock options	201,602	2	656	—	658
Issuance of Common Stock upon release of restricted stock units, net of tax withholdings	46,775	—	(46)		(46)
Stock-based compensation expense	—	—	2,610	—	2,610
Net loss	—	—	—	(173,799)	(173,799)
Balances, December 31, 2025	36,431,444	$364	$282,574	$(501,534)	$(218,596)

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2025	2024
Operating activities:
Net loss	$(173,799)	$(18,916)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,531	1,325
Stock-based compensation expense	2,610	2,893
Change in fair value of the Convertible Loan	120,963	(31,399)
Non-cash interest expense	16,568	10,758
Gain on debt and Convertible Loan extinguishments	—	(2,166)
Impairment expense	5,412	—
Change in right-of-use asset	2,364	2,053
Changes in operating assets and liabilities:
Prepaid expenses and other assets	39	5,106
Accounts payable and accrued liabilities	(334)	(3,755)
Accrued compensation	(89)	1,512
Operating lease liability	(1,028)	(4,962)
Net cash used in operating activities	(25,763)	(37,551)
Investing activities:
Purchases of property and equipment	(542)	(1,879)
Net cash used in investing activities	(542)	(1,879)
Financing activities:
Proceeds from issuance of term debt, net of issuance costs	25,000	34,889
Payments for taxes related to net share settlement of equity awards	(46)	(61)
Proceeds from exercise of stock options	658	130
Net cash provided by financing activities	25,612	34,958
Net change in cash, cash equivalents and restricted cash	(693)	(4,472)
Cash, cash equivalents and restricted cash, beginning of period	14,771	19,243
Cash, cash equivalents and restricted cash, end of period	$14,078	$14,771
Supplemental disclosure of cash flow information:
Right-of-use asset obtained by assuming operating lease liabilities	$—	$977

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year Ended December 31,
	2025	2024
Cash and cash equivalents	$8,688	$9,291
Restricted cash	5,390	5,480
Cash, cash equivalents and restricted cash	$14,078	$14,771

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of the Business

Armata Pharmaceuticals, Inc. (“Armata”) together with its subsidiaries (the “Company”), is a clinical-stage biotechnology company focused on the development of pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat bacterial infections using its proprietary bacteriophage-based technology.

Armata’s common stock, par value $0.01 per share (the “Common Stock”) is traded on the New York Stock Exchange (the “NYSE”) American exchange under the ticker symbol “ARMP”.

The Company’s principal stockholder, Innoviva Strategic Opportunities LLC (“Innoviva SO”), a wholly owned subsidiary of Innoviva Inc. (“Innoviva”), owns 68.8% of the Company’s outstanding equity as of December 31, 2025. The Company also received $115.0 million in total debt financing from Innoviva SO during 2023, March 2024, and March and August 2025. Innoviva designees represent three out of eight seats of the Company’s Board of Directors (“Board of Directors”) during the year ended December 31, 2025, and cannot vote or take any action by written consent with respect to any shares of Common Stock held by Innoviva SO that represent, in the aggregate, more than 49.5% of the total number of shares of the Company’s Common Stock for voting on the matters related to election or removal of the Company’s board members or amending the bylaws of the Company to reduce the maximum number of directors or setting the number of directors who may serve on the Company’s Board of Directors in accordance with the voting agreement. The voting agreement expires on the earlier of January 26, 2031, or the approval by the Food and Drug Administration (the “FDA”) of any of the Company’s product candidates for marketing and commercial distribution. Innoviva SO and Innoviva are related parties of the Company.

2. Liquidity and Going Concern

The Company has incurred significant operating losses since inception and has primarily relied on equity, debt and grant financing to fund its operations. As of December 31, 2025, the Company had an accumulated deficit of $501.5 million. The Company expects to continue to incur substantial losses, and its transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support its cost structure. The Company may never achieve profitability, and unless and until then, the Company will need to continue to raise additional capital. The existing cash and cash equivalents of $8.7 million as of December 31, 2025 will not be sufficient to fund its operations for the next 12 months from the date of these consolidated financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has prepared its consolidated financial statements on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty concerning the Company’s ability to continue as a going concern.

Recent Financing:

December 2025 Sales Agreement

On December 1, 2025, the Company entered into a Capital on Demand™ Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“Jones”), relating to the offer and sale of shares of its common stock. In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its common stock having an aggregate offering price of up to $100,000,000 from time to time subject to certain conditions, through or to Jones, acting as agent or principal.

August 2025 Credit Agreement

On August 11, 2025, the Company entered into a credit and security agreement (the “August 2025 Credit Agreement”) for a loan in the aggregate amount of $15.0 million (the “August 2025 Loan”) with Innoviva SO, a wholly owned subsidiary of Innoviva, the Company’s principal stockholder and a related party. The August 2025 Loan bears interest at an annual rate of 14.0% and matures on January 11, 2029. Principal and accrued interest are payable at maturity. Repayment of the August 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

March 2025 Credit Agreement

On March 12, 2025, the Company entered into a credit and security agreement (the “March 2025 Credit Agreement”) for a loan in an aggregate amount of $10.0 million (the “March 2025 Loan”) with Innoviva SO. The March 2025 Loan bears interest at an annual rate of 14.0% and matures on June 1, 2027. Principal and accrued interest are payable at maturity. Repayment of the March 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

2024 Credit Agreement

On March 4, 2024, the Company entered into the credit and security agreement, dated March 4, 2024 (the “2024 Credit Agreement”) for the secured term loan facility in an aggregate amount of $35.0 million (the “2024 Loan”) with Innoviva SO. The 2024 Loan bears interest at an annual rate of 14.0% and matures on June 1, 2027. Principal and accrued interest are payable at maturity. Repayment of the 2024 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. Concurrently with the execution of the 2024 Credit Agreement, the Company amended certain provisions of the convertible loan in the aggregate amount of $30.0 million from Innoviva SO (the “Convertible Loan”) and the secured convertible credit and security agreement with Innoviva SO, dated January 10, 2023 (the “Convertible Credit Agreement”) and the secured term loan facility in the aggregate amount of $25.0 million from Innoviva SO (the “2023 Loan”) and the credit and security agreement, dated July 10, 2023 with Innoviva SO (the “2023 Credit Agreement”) to, among other things, conform certain terms relating to permitted indebtedness and permitted liens.

The Company plans to raise additional capital through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. While the Company believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, these plans are not entirely within its control and cannot be assessed as being probable of occurring. The Company’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide. The Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

3. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission for financial reporting.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Any reference in the consolidated financial statements to applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including but not limited to those related to the fair value of the Convertible Loan, stock-based compensation expense, accruals for research and development costs, the valuation of deferred tax assets, impairment of goodwill and intangible assets and impairment of long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Concentration of Credit Risks and Certain Other Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and restricted cash. As of December 31, 2025 and 2024, cash, cash equivalents and restricted cash were invested primarily in money market funds and U.S. treasury securities through highly rated financial institutions in accordance with the Company’s investment policy, to a concentration limit per issuer or sector.

Other receivables represent amounts due from the Medical Technology Enterprise Consortium (“MTEC”) (Note 13, “Grants and Awards”).

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash deposits and marketable securities with original maturities of less than three months.

Restricted Cash

The Company defines restricted cash as cash and cash equivalents that cannot be withdrawn or used for general operating activities. The restricted cash consists of two irrevocable letters of credit with financial institutions related to the Company’s operating leases (Note 12, “Commitments and Contingencies”).

Fair Value of Financial Instruments

Financial instruments include cash equivalents, prepaid expenses and other receivables, restricted cash, accounts payable and accrued liabilities, accrued compensation and other current liabilities, Convertible Loan and long-term debt. The carrying amounts of the above assets and liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Convertible Loan is accounted for at fair value at each period end. Long-term debt was accounted at fair value at inception and its subsequent fair value is not significantly different from its amortized basis, as effective interest rate is considered at market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon disposal, retirement, or sale of an asset, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Estimated useful lives for property and equipment are as follows:

Estimated Useful Lives
Laboratory equipment	5 years
Office furniture and fixtures	7 years
Computer hardware	3 years
Leasehold improvements	Shorter of lease term or useful life

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the carrying values of the assets to future net undiscounted cash flows that the assets or the asset groups are expected to generate. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. During the year ended December 31, 2025, the Company recorded an impairment expense related to certain operating lease ROU assets. Refer to Note 12, Commitments and Contingencies, for further details about the impairment charge. No impairment losses on long-lived assets were recorded for the year ended December 31, 2024.

In-Process Research and Development (“IPR&D”)

IPR&D assets are intangible assets with indefinite lives and are not subject to amortization. The Company’s IPR&D assets represent capitalized in-process bacteriophage development programs for S. aureus infections that the Company acquired through a business combination. Such assets are initially measured at their acquisition-date fair values and are subject to impairment testing at least annually until completion or abandonment of research and development efforts associated with the projects. Upon successful completion of each project, the Company makes a determination as to the then remaining useful life of the intangible asset and begins amortization.

The Company tests IPR&D assets for impairment as of December 31 of each year or more frequently if indicators of impairment are present. The authoritative accounting guidance provides an optional qualitative assessment for any indicators that indefinite-lived intangible assets are impaired. If it is determined that it is more likely than not that the indefinite-lived intangible assets, including IPR&D, are impaired, the fair value of the indefinite-lived intangible assets is compared with the carrying amount and impairment is recorded for any excess of the carrying amount over the fair value of the indefinite-lived intangible assets.

If and when a quantitative analysis of IPR&D assets is required based on the result of the optional qualitative assessment, the estimated fair value of IPR&D assets is calculated based on the income approach, which includes discounting expected future net cash flows associated with the assets to a net present value. The fair value measurements utilized to perform the impairment analysis are categorized within Level 3 of the fair value hierarchy. Management judgment is required in the forecast of future operating results that are used in the Company’s impairment analysis. The estimates the Company uses are consistent with the plans and estimates that it uses to manage its business. Assumptions utilized in the Company’s income approach model include the discount rate, timing of clinical studies and regulatory approvals, the probability of success of its research and development programs, timing of commercialization of these programs, forecasted sales, gross margin, selling, general and administrative expenses, capital expenditures, as well as anticipated growth rates.

As of December 31, 2025, the Company performed the annual evaluation of its IPR&D assets for impairment. The Company considered the development timelines for its S. aureus development program and noted no qualitative factors that would indicate potential impairment of its IPR&D asset.

As of December 31, 2024, the Company performed the annual evaluation of its IPR&D assets for impairment. The Company considered the development timelines for its S. aureus development program and noted no qualitative factors that would indicate potential impairment of its IPR&D asset. The Company also performed a quantitative analysis for impairment analysis and based on this analysis, the fair value of this bacteriophage program was greater than its carrying value as of December 31, 2024. Consequently, no impairment was noted for the IPR&D asset.

No impairment loss was recognized as of December 31, 2025 and 2024.

Goodwill

Goodwill, which has an indefinite useful life, represents the excess of purchase consideration over the fair value of net assets acquired in an acquisition. Goodwill is not subject to amortization and is required to be tested for impairment at least on an annual basis. The Company tests goodwill for impairment as of December 31 of each year. The Company determines whether goodwill may be impaired by comparing the carrying value of the single reporting unit, including goodwill, to the fair value of the reporting unit. If the fair value is less than the carrying amount, a more detailed analysis is performed to determine whether goodwill is impaired. The impairment loss, if any, is measured as the excess of the carrying value of the goodwill over the implied fair value of the goodwill and is recorded in the Company’s consolidated statements of operations. The Company performed quantitative analysis of goodwill impairment and noted no impairment as of December 31, 2025 and 2024.

Research and Development

All research and development costs are expensed as incurred. Research and development costs consist primarily of salaries, employee benefits, costs associated with preclinical studies and clinical trials (including amounts paid to clinical research organizations and other professional services). Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors, laboratories, participating clinical trial sites, and others. Some of these contractors bill monthly based on actual services performed, while others bill periodically based upon achieving certain contractual milestones. For the latter, the Company accrues the expenses as goods or services are used or rendered. Clinical trial site costs related to patient enrollment are accrued as patients enter and progress through the trial. Judgments and estimates are made in determining the accrued balances at the end of the reporting period.

Stock-Based Compensation

Compensation expense related to stock options granted to employees and non-employees is measured at the grant date based on the estimated fair value of the award and is recognized on the accelerated attribution method over the requisite service period. To estimate the fair value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected term, expected volatility, expected dividend yield of stock and risk-free interest rate. Expected volatility is based on the historical volatility of the Company’s own stock price as well as stock volatility of similar publicly traded peer companies. The expected term represents the period that the Company expects its stock options to be outstanding. The expected term assumption is estimated using the simplified method set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 110, which is the mid-point between the option vesting date and the expiration date. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The fair value of restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) is determined based on the number of units granted and the closing price of the Company’s Common Stock as of the grant date. The Company accounts for forfeitures in the period they occur. Stock-based compensation expense for an award with a performance condition is recognized when the achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Foreign Currency Translations and Transactions

The functional currency of the Company and its wholly owned subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using the exchange rates at the date of transaction or historical rates. Revenues and expenses from the Company’s foreign subsidiaries are translated using the quarterly average exchange rate in effect during the year. Foreign currency translation gains and losses are recorded as other income (expense) in the Company’s consolidated statement of operations.

Transactions denominated in foreign currencies are initially measured in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are subsequently re-measured at the end of each reporting period using the exchange rate at that date, with the corresponding foreign currency transaction gain or loss recorded in the consolidated statements of operations. Nonmonetary assets and liabilities are not subsequently re-measured.

Grants Revenue and Other Awards

The Company determines whether agreements are within the scope of ASC Topic 606, Revenue from contracts with customers (“ASC 606”) or other topics at the effective date of an agreement.

The Company also determines if grants and awards are in scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). To the extent the grant or award is within the scope of ASC 808, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. For grant and awards outside the scope of ASC 808, the Company applies ASC 606 or International Accounting Standards No. 20, Accounting for Government Grants and Disclosure of Government Assistance, by analogy, and revenue is recognized when the Company incurs expenses related to the grant for the amount the Company is entitled to under the provisions of the agreement.

The Company also considers the guidance in ASC Topic 730, Research and Development (“ASC 730”), which requires an assessment, at the inception of the grant or award, of whether the agreement is a liability. If Armata is obligated to repay funds received regardless of the outcome of the related research and development activities, then the Company is required to estimate and recognize that liability. Alternatively, if the Company is not required to repay the funds, then payments received are recorded as revenue or contra-expense as the expenses are incurred.

As of December 31, 2025 and 2024, the Company recognized as other receivables in its consolidated balance sheets $0.5 million and $0.7 million, respectively, related to invoiced grant amounts that have not been received.

Leases

The Company determines if an arrangement contains a lease at inception. The Company currently has only operating leases. The Company recognizes a right-of-use operating lease asset and associated short- and long-term operating lease liability on its consolidated balance sheet for operating leases greater than one year. The right-of-use assets represent the Company’s right to use an underlying asset for the lease term and the lease liabilities represent the Company’s obligation to make lease payments arising from the lease arrangements. Right-of-use operating lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments, including noncash lease payments, the Company will pay over the lease term. The Company determines the lease term at the inception of each lease, which includes renewal options only if the Company concludes that such options are reasonably certain to be exercised.

As the Company’s leases do not provide an interest rate implicit in the lease, the Company uses its incremental borrowing rate, based on the information available as of the lease inception date or at the date of remeasurement in determining the present value of future payments. The Company recognizes rent expense for the minimum lease payments on a straight-line basis over the expected term of the leases. The Company recognizes period expenses, such as common area maintenance expenses, in the period such expenses are incurred.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and net operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income (expense) in the period that includes the enactment date. The Company evaluates the likelihood that deferred tax assets will be recovered from future taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Comprehensive Loss

Comprehensive loss is composed of net loss and other comprehensive loss. The Company did not have other comprehensive loss for the years ended December 31, 2025 and 2024, as such, the comprehensive loss for these periods was equal to the net loss.

Basic and Diluted Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the Common Stock warrants, Convertible Loan, unvested restricted stock awards and restricted stock units, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities. Under the two-class method, warrants issued to Innoviva SO are assumed to participate in undistributed earnings on an as-exercised basis, in accordance with the warrant agreements. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 prospectively as of January 1, 2025, and the impact is included in the financial statement disclosures within Note 11, Income Taxes.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance in ASU 2024-03 requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory; employee compensation; and depreciation, amortization and depletion expenses for each caption on the income statement where such expenses are included. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the financial statements. The Company is currently evaluating the provisions of this guidance and assessing the potential impact on the Company’s consolidated financial statement disclosures.

4. Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following three levels:

•
Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

	December 31, 2025
	Total	Level 1	Level 2	Level 3
Investments in money market fund – financial assets, included in cash and cash equivalents	$4,218	$4,218	$—	$—
Convertible Loan– financial liabilities	153,860	—	—	153,860

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Investments in money market fund – financial assets, included in cash and cash equivalents	$4,955	$4,955	$—	$—
Convertible Loan– financial liabilities	32,897	—	—	32,897

The Company’s Convertible Loan (Note 7) is measured at fair value and remeasured at each measurement period, with changes in fair value recorded as other income (expense) in the consolidated statement of operations. The Company estimates the fair value of its Convertible Loan using a weighted probability model of various debt settlement scenarios during its term discounted to the reporting date. Conversion option scenarios are valued using option pricing models with assumptions and estimates such as volatility, expected term and risk-free interest rates. Level 3 fair value inputs include probability and timing of various settlement scenarios and selection of comparable companies.

The Company estimated the fair value of its Convertible Loan using the following inputs during the years ended December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Discount rate	18.43%-24.37%	15.67%-28.28%
Probabilities of settlement scenarios	0%-100%	0%-75%
Volatility	76.40%-101.30%	83.30%-111.60%
Expected term (in years)	0.20-1.00	0.10-1.20
Risk-free rate	3.63%-4.19%	4.08%-5.33%

The following table presents a summary of the changes in the fair value of its Convertible Loan for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Convertible Loan at the beginning of the period	$32,897	$58,633
Change in fair value	120,963	(31,399)
Loss on the Convertible Loan extinguishment	—	5,663
Convertible Loan at the end of the period	$153,860	$32,897

5. Net Loss per Share

The computation of basic EPS is based on the weighted-average number of the Company’s Common Stock outstanding. The computation of diluted EPS is based on the weighted-average number of the Company’s Common Stock outstanding and potential dilutive Common Stock. Diluted EPS is computed using the more dilutive of the treasury stock method, which reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted to the Company’s Common Stock. Common Stock options, warrants and unvested restricted stock units were not included in dilutive EPS as their impact would be antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2025 and 2024 (in thousands, except share and per share data):

	Year Ended December 31,
	2025	2024
Numerator:
Net loss attributable to common stockholders, basic	$(173,799)	$(18,916)
Gain from change in fair value of the Convertible Loan	—	(31,399)
Gain on debt and the Convertible Loan extinguishments	—	(2,166)
Net loss attributable to common stockholders, diluted	$(173,799)	$(52,481)

Denominator:
Weighted average shares outstanding, basic	36,239,253	36,160,848
Shares issuable upon the conversion of the Convertible Loan	—	22,899,123
Weighted average common shares outstanding, diluted	36,239,253	59,059,971

Net loss per share, basic	$(4.80)	$(0.52)
Net loss per share, diluted	$(4.80)	$(0.89)

The following outstanding securities as of December 31, 2025 and 2024 have been excluded from the computation of diluted weighted average shares outstanding, as they would have been anti-dilutive:

	December 31, 2025	December 31, 2024
Outstanding stock options	4,803,921	3,755,965
Unvested restricted stock units	152,500	220,000
Shares issuable upon the conversion of the Convertible Loan (1)	24,500,000	—
Outstanding warrants	10,655,047	19,365,847
	40,111,468	23,341,812

(1) The Company determined the number of shares issuable upon the conversion of the Convertible Loan as of December 31, 2025, based on the Convertible Loan principal amount of $30.0 million, accrued and unpaid interest of $7.2 million, calculated at an annual interest rate of 8%, converted at $1.52 per share.

6. Balance Sheet Details

Property and Equipment, net

Property and equipment as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Laboratory equipment	$21,141	$21,316
Furniture and fixtures	851	831
Office and computer equipment	440	438
Leasehold improvements	3,802	3,802
Total	26,234	26,387
Less: accumulated depreciation	(14,040)	(13,146)
Property and equipment, net	$12,194	$13,241

Depreciation expense totaled $1.5 million and $1.3 million for the years ended December 31, 2025 and 2024, respectively. Property and equipment not in use was $7.8 million and $8.3 million as of December 31, 2025 and 2024, respectively, and is included in the laboratory equipment in the table above. These assets are not depreciated until they are placed in service.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Accounts payable	$921	$766
Accrued clinical trial expenses	77	828
Other accrued expenses	707	461
	$1,705	$2,055

7. Convertible Loan

On January 10, 2023, the Company received the Convertible Loan in the aggregate amount of $30.0 million from Innoviva SO pursuant to the Convertible Credit Agreement. The Convertible Loan bears interest at a rate of 8.0% per annum and was scheduled to mature on January 10, 2024. The Convertible Credit Agreement was amended on July 10, 2023, in connection with the Company’s entry into the 2023 Credit Agreement to, among other changes, extend the maturity of the Convertible Loan to January 10, 2025. On March 12, 2025, the Company executed a subsequent amendment to the Convertible Credit Agreement which, among other things, extended the Convertible Loan maturity date to March 12, 2026. On January 23, 2026, the Company executed another subsequent amendment to the Convertible Credit Agreement which, among other things, extended the Convertible Loan maturity date to June 1, 2027.

The Convertible Loan principal and accrued interest are payable at maturity. Repayment of the Convertible Loan is guaranteed by the Company’s domestic subsidiaries and foreign material subsidiaries, and the Convertible Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Convertible Credit Agreement provides that if there is a financing from new investors of at least $30.0 million (a “Qualified Financing”), the outstanding principal amount of and all accrued and unpaid interest on the Convertible Loan shall be converted into shares of the Company’s Common Stock, at a price per share equal to a 15.0% discount to the lowest price per share for Common Stock paid by investors in such Qualified Financing. The Convertible Credit Agreement also required the Company to file a registration statement for the resale of all securities issued to the lender in connection with any conversion under the Convertible Credit Agreement, which the Company originally filed on February 13, 2023 and which was declared effective by the SEC on April 6, 2023. The Convertible Credit Agreement also confers upon the lender the option to convert any outstanding Convertible Loan amount, including all accrued and unpaid interest thereon, at the lender’s option, into shares of Common Stock at a price per share equal to the greater of book value or market value per share of Common Stock on the date immediately preceding the effective date of the Convertible Credit Agreement, which was $1.52 (as may be appropriately adjusted for any stock split, combination or similar act).

The Company evaluated authoritative guidance for accounting for the Convertible Loan and concluded that the Convertible Loan should be accounted for at fair value under ASC 480, Distinguish Liabilities from Equity, due to the fact that the Convertible Loan will predominately be settled with the Company’s Common Stock. Consequently, the Company recorded the Convertible Loan in its entirety at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expenses) in the consolidated statements of operations during each reporting period.

On November 12, 2024, the Company amended the terms of the Convertible Credit Agreement and 2023 Credit Agreement, to, among other changes, extend the maturity of both loans to January 10, 2026. The Company concluded that the amendments were a combined transaction and an extinguishment for accounting purposes. The Company estimated fair value of the combined transaction, the 2023 Loan and the Convertible Loan, before and after modification and calculated an extinguishment gain of $2.2 million, which was recognized as other income (expense) in the consolidated statement of operations for the year ended December 31, 2024. After this amendment, the Company continued to account for the Convertible Loan at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expense) in the consolidated statements of operations during each reporting period.

On March 12, 2025, the Company amended the terms of the Convertible Credit Agreement, the 2023 Credit Agreement and the 2024 Credit Agreement, to, among other changes, extend the maturity of the loans to March 12, 2026. The Company concluded that the amendments were a combined transaction and a modification for accounting purposes. After this amendment, the Company continued to account for the Convertible Loan at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expense) in the consolidated statements of operations during each reporting period.

The Company recognized a loss of $121.0 million and a gain of $31.4 million as the change in fair value of the Convertible Loan for the years ended December 31, 2025 and 2024, respectively,

8. Term Debt

The 2023 Credit Agreement, 2024 Credit Agreement, March 2025 Credit Agreement, and August 2025 Credit Agreement each contains customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and fundamental corporate changes. Each of the 2023 Credit

Agreement, the 2024 Credit Agreement, March 2025 Credit Agreement, and August 2025 Credit Agreement also includes customary events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth therein, certain bankruptcy or insolvency events, and a material deviation from the Company’s operating budget. In addition, each of the credit agreements include customary mandatory prepayment provisions that require the Company to apply specified proceeds received by the Company to prepay outstanding borrowings under the respective credit facilities. Mandatory prepayment events are triggered upon the receipt of proceeds from asset sales or other dispositions, casualty or condemnation events, the incurrence of indebtedness not otherwise permitted under the agreements, or the issuance of certain equity interests.

On July 10, 2023, the Company entered into the 2023 Credit Agreement. The 2023 Credit Agreement provides for the 2023 Loan, a secured term loan facility in an aggregate amount of $25.0 million at an interest rate of 14.0% per annum, and was originally scheduled to mature on January 10, 2025. Principal and accrued interest are payable at maturity. Repayment of the 2023 Loan is guaranteed by the Company’s domestic subsidiaries, and the 2023 Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

On March 4, 2024, the Company entered into the 2024 Credit Agreement for the 2024 Loan in an aggregate amount of $35.0 million. The 2024 Loan bears interest at an annual rate of 14.0% and was originally scheduled to mature on June 4, 2025. On March 12, 2025, the Company executed an amendment to the 2024 Credit Agreement which, among other things, extended the 2024 Loan maturity date to March 12, 2026. Principal and accrued interest are payable at maturity.

Repayment of the 2024 Loan is guaranteed by the Company’s domestic subsidiaries, and the 2024 Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. The 2024 Loan was initially recognized at cash proceeds of $35.0 million net of debt issuance costs of $0.1 million, and subsequently is recognized at the amortized cost. Debt issuance costs are amortized using the effective interest method to interest expense over the term of the 2024 Loan. The 2024 Loan’s annual effective interest rate was 12.68% and 14.25% as of December 31, 2025 and 2024, respectively.

On November 12, 2024, the Company executed an amendment to the 2023 Credit Agreement, which, among other things, extended the 2023 Loan maturity date to January 10, 2026. On March 12, 2025, the Company executed a subsequent amendment to the 2023 Credit Agreement which, among other things, extended the 2023 Loan maturity date to March 12, 2026. The 2023 Loan was initially recognized at fair value of $21.2 million and subsequently recognized at the amortized cost net of debt issuance costs and debt discount of $3.8 million. Debt issuance costs are amortized using the effective interest method to interest expense over the term of the 2023 Loan. The 2023 Loan’s annual effective interest rate was 41.64% and 48.76% as of December 31, 2025 and 2024, respectively.

On March 12, 2025, the Company entered into the March 2025 Credit Agreement for the March 2025 Loan in an aggregate amount of $10.0 million. The March 2025 Loan bears interest at an annual rate of 14.0% and had an original maturity on March 12, 2026. Principal and accrued interest are payable at maturity. Repayment of the March 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. The March 2025 Loan was initially recognized at cash proceeds of $10.0 million and subsequently is recognized at the amortized cost. The March 2025 Loan’s annual effective interest rate was 14.19% as of December 31, 2025.

On March 12, 2025, concurrently with the execution of the March 2025 Credit Agreement, the Company entered into amendments to (i) the Convertible Loan and Convertible Credit Agreement, (ii) the 2023 Loan and 2023 Credit Agreement, and (iii) the 2024 Loan and 2024 Credit Agreement, which, among other things, extended the maturity date of the Convertible Loan, 2023 Loan and 2024 Loan, respectively, to March 12, 2026.

On August 11, 2025, the Company entered into the August 2025 Credit Agreement for the August 2025 Loan in an aggregate amount of $15.0 million. The August 2025 Loan bears interest at an annual rate of 14.0% and matures on January 11, 2029. Principal and accrued interest are payable at maturity. Repayment of the August 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the

Company and the subsidiary guarantors. The August 2025 Loan was initially recognized at cash proceeds of $15.0 million and subsequently is recognized at the amortized cost. The August 2025 Loan’s annual effective interest rate was 12.27% as of December 31, 2025.

On January 23, 2026, the Company entered into amendments to the March 2025 Credit Agreement, the 2024 Credit Agreement, and the 2023 Credit Agreement with Innoviva SO, extending the maturity dates to June 1, 2027.

9. Stockholders’ Deficit

Warrants

As of December 31, 2025 outstanding warrants to purchase shares of Common Stock were as follows:

Shares		Exercise Price	Expiration Date
1,867,912	(1)	$3.25	January 26, 2026
4,285,935	(1)	$3.25	March 16, 2026
1,807,396	(1)	$5.00	February 8, 2027
2,692,604	(1)	$5.00	March 30, 2027
1,200		$1,680.00	None
10,655,047
1)
On January 23, 2026, the Company entered into amendments to certain outstanding Innoviva SO warrants to extend their expiration dates to January 26, 2031, and amended the related voting agreement to align with the revised warrant expiration date or FDA approval, as applicable.

Shares Reserved for Future Issuance

As of December 31, 2025 and 2024, the Company had reserved shares of its Common Stock for future issuance as follows:

	December 31, 2025	December 31, 2024
Stock options outstanding	4,803,921	3,755,965
Unvested restricted stock units	152,500	220,000
Shares issuable under the Employee Stock Purchase Plan	14,032	11,890
Shares available for future grants under the 2016 Plan	3,986,228	3,405,908
Warrants outstanding	10,655,047	19,365,847
Shares issuable upon the conversion of the Convertible Loan	24,500,000	22,899,123
Total shares reserved	44,111,728	49,658,733

10. Equity Incentive Plans

Stock Award Plans

The Company maintains a 2016 Equity Incentive Plan (the “2016 Plan”), which provides for the issuance of incentive share awards in the form of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and performance-based stock awards. The awards may be granted by the Company’s Board of Directors to its employees, directors and officers and to consultants. The term of the options granted is ten years, the exercise price is the Company’s closing price at the date of grant and the vesting period is usually four years. The Company also granted RSUs under the 2016 Plan that vest over four years.

Under the 2016 Plan, the number of shares authorized for issuance is automatically increased by a number equal to 5% of the total number of shares of the Company’s capital stock outstanding on December 31st of the preceding calendar year, or a lesser number of shares determined by the Board of Directors annually beginning from January 1,

2017 until January 1, 2026. As of December 31, 2025, there were 3,986,228 shares available for issuance under the 2016 Plan.

Pursuant to its 2016 Employee Stock Purchase Plan (“ESPP”), the Company may grant or provide for the grant of rights to purchase shares of its Common Stock. The number of shares of its Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each calendar year by the lesser of 1% of the total number of shares of the Company’s Common Stock outstanding on December 31st of the preceding calendar year and 30,000 shares, subject to the ability of the Company’s Board of Directors to take action to reduce the size of the increase in any given year. There were no awards issued under ESPP. As of December 31, 2025, the Company had reserved 14,032 shares for future grants under the ESPP.

Stock option transactions during the year ended December 31, 2025 are presented below:

	Options Outstanding
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(Years)	Value (in thousands)
Outstanding at December 31, 2024	3,755,965	$3.74	7.5	$4
Granted	1,596,058	$2.04		$—
Exercised	(201,602)	$3.26		$953
Forfeited/Cancelled/Expired	(346,500)	$3.38		$31
Outstanding at December 31, 2025	4,803,921	$3.22	7.4	$15,045
Vested and expected to vest at December 31, 2025	4,803,921	$3.22	7.4	$15,045
Exercisable at December 31, 2025	2,294,337	$3.94	6.0	$5,728

The aggregate intrinsic value of options at December 31, 2025 is based on the Company’s closing stock price on that date of $6.28 per share.

The weighted average grant date fair value of the options granted during 2025 and 2024 was $1.65 and $2.54, respectively. The fair value of vested options during the year ended December 31, 2025 and 2024 was $2.4 million and $2.8 million, respectively.

Restricted stock unit award transactions during the year ended December 31, 2025 are presented below:

		Weighted Avg
		Grant Date
	Shares	Fair Value
Outstanding at December 31, 2024	220,000	$2.73
Granted	—	$—
Vested	(67,500)	$2.65
Cancelled	—	$—
Outstanding at December 31, 2025	152,500	$2.73

As of December 31, 2025, there was $2.1 million of total unrecognized compensation expense related to unvested stock options and restricted stock units, which the Company expects to recognize over the weighted average remaining period of approximately 1.8 years.

Stock-based Compensation

The Company estimates the fair value of stock options with performance and service conditions using the Black-Scholes valuation model.

The assumptions used to estimate the options fair value were as follows:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	4.22%-4.28%	3.54%-4.25%
Expected volatility	99.64%-101.43%	89.40%-92.50%
Expected term (in years)	5.5-7.0	5.1-7.0
Expected dividend yield	0%	0%

The table below summarizes the total stock-based compensation expense included in the Company’s consolidated statements of operations for the periods presented (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$999	$663
General and administrative	1,611	2,230
Total stock-based compensation	$2,610	$2,893

11. Income Taxes

Loss before income taxes consisted of the following components (in thousands):

	Year Ended December 31,
	2025	2024
United States	$(172,964)	$(18,020)
Foreign	(835)	(896)
Total	$(173,799)	$(18,916)

The Company has not recognized any current or deferred tax expense on its US and foreign pre-tax losses for the years ended December 31, 2025 and 2024.

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$66,902	$53,618
Capitalized research and development	19,062	24,045
Stock-based compensation	1,931	1,804
Depreciation	666	762
Lease accounting	12,846	13,505
Interest expense carryforward	3,340	1,292
Other	2,336	2,086
Total deferred tax assets before valuation allowance	107,083	97,112
Less: valuation allowance	(97,776)	(84,217)
Total deferred tax assets after valuation allowance	9,307	12,895

Deferred tax liabilities:
Right-of-use asset	(8,755)	(10,763)
In-process research and development	(3,077)	(3,077)
Debt basis differences	(405)	(1,991)
Other	(147)	(141)
Total deferred tax liabilities	(12,384)	(15,972)
Net deferred tax liability	$(3,077)	$(3,077)

The Company’s net operating loss carryforwards at December 31, 2025 are $248.7 million, $163.9 million and $13.4 million for federal, state and foreign income tax purposes, respectively. Federal and state net operating loss carryforwards are available to offset future taxable income, if any, and will begin to expire in 2026 and 2029, respectively. The federal net operating loss carryforwards generated after 2017 of $194.2 million will carryforward indefinitely and can be used to offset up to 80% of future annual taxable income. The Company's foreign net operating loss carryforwards do not expire.

The Company’s net operating loss carryforwards may be subject to a substantial annual limitation as a result of ownership changes that have occurred or could occur in the future pursuant to Internal Revenue Code Sections 382 and 383. These ownership changes may limit or eliminate the amount of net operating loss carryforwards that can be utilized to offset future taxable income. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance. In general, an 'ownership change' as defined by the tax code results from a transaction or series of transactions over a three-year period resulting in an ‘ownership change’ of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups. The Company has not completed an ownership change analysis pursuant to Internal Revenue Code Section 382 as of December 31, 2025.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Based on the weight of available evidence, including the Company's history of operating losses, management has determined that it is more likely than not that the Company’s net deferred tax assets will not be realized. Accordingly, a valuation allowance has been established by the Company to fully offset these net deferred tax assets. The Company increased its valuation allowance by approximately $13.6 million during the year ending December 31, 2025.

The differences between the Company’s effective tax rate and the U.S. federal statutory tax rate were as follows (in thousands, except percentages):

	December 31, 2025
	Amount	%
Income taxes (benefit) at statutory federal rate	(36,498)	21.0%
State and local taxes, net of federal income tax effect	-	0.0%
Foreign tax effects
Other foreign	175	(0.1)%
Change in valuation allowance	10,453	(6.0)%
Non-taxable or nondeductible items
Stock compensation	137	(0.1)%
Non-deductible debt items	25,403	(14.6)%
Other	330	(0.2)%
Effective income tax rate	-	0.0%

The Company did not pay federal, state, or foreign cash income taxes or have cash income taxes refunded in the years ended December 31, 2025. The Company’s domestic operations are principally in the state of California.

As previously disclosed for the year ended December 31, 2024 and prior to the adoption of ASU 2023-09, the reconciliation of income tax benefit at the U.S. federal statutory rate to the provision for income taxes is as follows:

December 31,
2024
U.S. federal statutory income tax rate	21.0%
Adjustments for tax effects of:
State income taxes, net of federal tax	9.6%
Stock-based compensation	(3.7)%
Non-deductible debt items	25.3%
Change in valuation allowance	(49.7)%
Change in rate	0.5%
Return to provision	(1.6)%
Permanent differences and other	(1.4)%
Effective income tax rate	(0.0)%

The Company files income tax returns in the U.S. federal jurisdiction, state of California and certain foreign jurisdictions. As of December 31, 2025, the Company is no longer subject to U.S. federal income tax examinations for tax years ended on or before December 31, 2021 or to California state income tax examinations for tax years ended on or before December 31, 2020. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

The Company did not have a liability for unrecognized tax benefits at December 31, 2025 and 2024.

The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. As of December 31, 2025 and 2024, the Company has no accrued interest or penalties related to uncertain tax positions.

Deferred income taxes have not been provided for undistributed earnings of the Company’s consolidated foreign subsidiary because the parent entity would not be required to include the distribution into income as the amount would be tax free.

The Tax Cuts and Jobs Act subjects a U.S. stockholder to tax on GILTI earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740 No. 5. Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election either to recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

On July 4, 2025, the U.S. President signed into law H.R.1, the legislation commonly known as the One Big Beautiful Bill Act (OBBBA). This legislation extended, modified, or made permanent many of the tax provisions which were initially enacted as part of the Tax Cuts and Jobs Act (TCJA) of 2017. The OBBBA contains a number of tax provisions including, but not limited to, immediate expensing of domestic research and experimental expenditures, modifications to the limitation on business interest, bonus depreciation modifications, as well as international tax provision modifications. These tax provisions apply to either tax years beginning after December 31, 2024 or December 31, 2025. The Company has reflected the effect of OBBBA within the provision for income taxes and the deferred taxes as of December 31, 2025.

12. Commitments and Contingencies

Operating Leases

The Company leases office and research and development space under a non-cancelable operating lease in Marina del Rey, CA, with the lease term through December 31, 2031. Annual base rent is from $1.9 million and increases by 3% annually and will be $2.5 million by the end of the term. The Company also maintains an irrevocable letter of credit in connection with this lease, which had a balance of $0.2 million as of December 31, 2025 and is reducing 20% annually through the end of the lease term.

On October 28, 2021, the Company entered into a lease for office and research and development space under a non-cancellable lease in Los Angeles, California (the “2021 Lease”). The 2021 Lease payment start date was May 1, 2022 and the total lease term is for 16 years and runs through 2038. Monthly rent for 2022 and 2023 was fully or partially abated while the lessor and the Company completed planned tenant improvements to the facility. The Company was responsible for construction costs over the tenant improvement allowance of $7.2 million. The construction was completed as of December 31, 2024, and the Company received the full allowance. Out-of-pocket expenses to be incurred by the Company are considered noncash lease payments, and included in the lease liability and right-of-use asset.

In connection with the execution of the 2021 Lease, the Company delivered an irrevocable standby letter of credit in the amount of $5.0 million to the landlord in 2022.

Future minimum annual lease payments under the Company’s noncancelable operating leases as of December 31, 2025, are as follows (in thousands):

Operating
Leases
2026	$4,863
2027	5,452
2028	5,616
2029	5,784
2030	5,958
Thereafter	32,037
Total minimum lease payments	59,710
Less: amount representing interest	(28,613)
Present value of operating lease obligations	31,097
Less: current portion	(4,564)
Noncurrent operating lease obligations	$26,533

Operating lease expenses were $8.0 million and $8.4 million for the years ended December 31, 2025 and 2024, respectively. Variable costs related to operating lease expenses and taxes, which are recognized as incurred, were $1.5 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes supplemental cash flow information related to the Company’s operating leases for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,147	$9,010

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate related to the Company’s operating leases as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term, years	10.83	11.74
Weighted-average discount rate, %	14.0	13.9

Impairment of ROU Asset

During the year ended December 31, 2025, an impairment charge of $5.4 million was recognized related to the Company’s office and research and development space under a non-cancelable operating lease in Marina del Rey, California. The impairment resulted from changes in the anticipated timeline in the Company’s plan to sublease the vacated space. The ROU asset was determined to be not fully recoverable as the estimated undiscounted cash flows expected from sublease income were insufficient to recover the ROU asset’s carrying amount. The impairment charge was determined using level 3 inputs measured based on an income approach, with unobservable inputs including the estimates and assumptions for sublease income and a discount rate commensurate with the remaining lease term of 21.6%. There was no impairment of long-lived assets during the year ended December 31, 2024.

Legal Proceedings

From time to time, the Company may be involved in disputes, including litigation, relating to claims arising out of operations in the normal course of business. Any of these claims could subject the Company to costly legal expenses and, while management generally believes that there is adequate insurance to cover many different types of liabilities, the Company’s insurance carriers may deny coverage or policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on the consolidated results of operations and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. The Company is currently not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on its consolidated results of operations or financial position.

13. Grants and Awards

MTEC Award

On June 15, 2020, the Company entered into an agreement (the “MTEC Agreement”) with MTEC, pursuant to which the Company received a $15.0 million award and entered into a multi-year program administered by the DoD through MTEC and managed by the Naval Medical Research Command (“NMRC”) – Naval Advanced Medical Development (“NAMD”) with funding from the Defense Health Agency and Joint Warfighter Medical Research Program. On September 29, 2022, the MTEC Agreement was modified to increase the total award by $1.3 million to $16.3 million and extend the term into the third quarter of 2024. On July 29, 2024, the MTEC Agreement was modified to increase the total award by $5.3 million to $21.6 million and extend the term into the third quarter of 2025. On April 29, 2025, the Company received $4.65 million of additional non-dilutive award funding through MTEC, thereby increasing the total MTEC award to $26.2 million, and the MTEC Agreement was modified to extend the term to September 30, 2025. On July 2, 2025, the MTEC Agreement was modified to extend the term to March 31, 2026. This award has been used to partially fund the Phase 1b/2a, randomized, double-blind, placebo-controlled, dose escalation clinical study to assess the safety, tolerability and efficacy of the Company’s therapeutic phage-based candidate, AP-SA02, for the treatment of complicated S. aureus bacteremia (“SAB”) infections and to support activities required for an end-of-Phase 2 meeting with the FDA. The MTEC Agreement specifies that the award will be paid to the Company over the term of the award through a cost reimbursable model, based on agreed upon cost share percentages, and the money received is not refundable to MTEC.

Upon license or commercialization of intellectual property developed with the funding from the MTEC Agreement, additional fees will be due to MTEC. The Company will elect whether to (a) pay a fixed royalty amount, which is subject to a cap based upon total funding received, or (b) pay an additional assessment fee, which would also be subject to a cap based upon a percentage of total funding received.

The MTEC Agreement is effective through March 31, 2026 and may be terminated, in whole or in part, upon 30 calendar days’ prior written notice from the Company to MTEC. In addition, MTEC has the right to terminate the MTEC Agreement upon material breach by the Company.

The Company determined that the MTEC Agreement is not in the scope of ASC 808 or ASC 606. Applying ASC 606 by analogy the Company recognizes proceeds received under the MTEC Agreement as grant and award revenue in the statement of operations when related costs are incurred. The Company recognized $4.9 million and $5.2 million in grant and award revenue from the MTEC Agreement during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company had $0.5 million and $0.7 million as awards receivable from MTEC, respectively.

CFF Therapeutics Development Award

On March 13, 2020, the Company entered into an award agreement (the “Award Agreement”) with Cystic Fibrosis Foundation (“CFF”), pursuant to which the Company received a Therapeutics Development Award of up to $5.0 million (the “CFF Award”). The CFF Award was used to fund a portion of the Company’s Phase 1b/2a clinical trial of the Pseudomonas aeruginosa (“P. aeruginosa”) phage candidate, AP-PA02, as a treatment for Pseudomonas airway infections in people with cystic fibrosis (“CF”).

The first payment under the Award Agreement, in the amount of $1.0 million, became due upon signing the Award Agreement and was received in April 2020. The remainder of the CFF Award was payable to the Company incrementally in installments upon the achievement of certain milestones related to the development program and progress of the Phase 1b/2a clinical trial of AP-PA02, as set forth in the Award Agreement. The total amount of the CFF award was recognized through December 2023 and no additional payments are expected.

If the Company ceases to use commercially reasonable efforts directed to the development of AP-PA02, or any other Product (as defined in the Award Agreement), for a period of 360 days (an “Interruption”) and fails to resume the development of the Product after receiving from CFF notice of an Interruption, then the Company must either repay the amount of the CFF Award actually received by the Company, plus interest, or grant to CFF (1) an exclusive (even as to the Company), worldwide, perpetual, sublicensable license under technology developed under the Award Agreement that covers the Product for use in treating infections in CF patients (the “CF Field”), and (2) a non-exclusive, worldwide, perpetual, sublicensable license under certain background intellectual property covering the Product, to the extent necessary to commercialize the Product in the CF Field.

Upon commercialization by the Company of any Product, the Company will owe a fixed royalty amount to CFF, which is to be paid in installments determined, in part, based on commercial sales volumes of the Product. The Company will be obligated to make an additional fixed royalty payment upon achieving specified sales milestones. The Company may also be obligated to make a payment to CFF if the Company transfers, sells or licenses the Product in the CF Field, or if the Company enters into a change of control transaction.

The term of the Award Agreement commenced on March 10, 2020 and expires on the earlier of the date on which the Company has paid CFF all of the fixed royalty payments set forth therein, the effective date of any license granted to CFF following an Interruption, or upon earlier termination of the Award Agreement. Either CFF or the Company may terminate the Award Agreement for cause, which includes the Company’s material failure to achieve certain development milestones. The Company’s payment obligations survive the termination of the Award Agreement.

The Company concluded that the CFF Award is in the scope of ASC 808. Accordingly, as discussed in Note 3, “Significant Accounting Policies”, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. No credits to research and development expenses were recognized during the year ended December 31, 2025 and 2024, related to the CFF Award. In addition, the Company concluded under the guidance in ASC 730 that it does not have an obligation to repay funds received once related research and development expenses are incurred.

14. Employee Retirement Plan

The Company’s employees participate in an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All of the Company’s employees who meet minimum eligibility requirements are eligible to participate in the plan. The Company matched contributions of $0.2 million to the 401(k) plan for the years ended December 31, 2025 and 2024, respectively.

15. Segment Reporting

The Company operates and manages its business as one reportable operating segment, which is the business of developing a pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat acute and chronic bacterial infections using its proprietary bacteriophage-based technology. The determination of a single business segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The Company’s CODM is its Chief Executive Officer, who reviews financial information on an aggregate basis for purposes of assessing performance, making operating decisions, allocating resources and evaluating financial performance. The Company maintains 99.5% of its $12.2 million property and equipment, net, within the United States.

The following table includes certain segment information for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Grant and award revenue	$4,904	$5,174
Operating expenses
Research and development expenses:
AP-PA02: Non-Cystic Fibrosis Bronchiectasis	114	6,840
AP-PA02: Cystic Fibrosis	33	236
AP-SA02: Bacteremia	2,157	4,177
AP-SA02: Prosthetic Joint Infection	2	35
Expenses not allocated by projects	2,696	2,408
Total external research and development expenses	5,002	13,696
Research and development personnel expenses	9,199	10,764
Other research and development expenses	9,516	9,966
Total research and development expenses	23,717	34,426
General and administrative expenses:
General and administrative personnel expenses	4,897	4,935
Other general and administrative expenses	7,512	8,249
Total general and administrative expenses	12,409	13,184
Impairment expense	5,412	-
Total operating expenses	41,538	47,610
Operating loss	(36,634)	(42,436)
Other income (expense), net	(137,165)	23,520
Net loss	$(173,799)	$(18,916)